

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Tin Lung David Leung
President and Chief Executive Officer
New Momentum Corp.
Room 1303, 13/F, Technology Plaza
651 King's Road
North Point, Hong Kong

>   **Re: New Momentum Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 23, 2021**
>   **File No. 333-257302**

Dear Mr. Leung:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

New Momentum Corporation Registration Statement on Form S-1

10% Convertible Note, page 5

1.   We note that the company's securities trade on the OTC Pink marketplace maintained by OTC Markets Group. Because the company's shares are not traded on a nationally recognized exchange or market for purposes of Item 501(b)(3) of Regulation S-K, the note holders may not sell the shares they acquire upon conversion at market prices. Please revise the registration statement to reflect that the shares will be offered and sold at a fixed price for the duration of the offering.

Investment Agreement with Strattner Alternative Credit Fund LP, page 6

2.   Please remove from the registration statement the proposed resale of shares by Strattner

Alternative Credit Fund LP pursuant to the Investment Agreement. This transaction appears to be an equity line financing relying on the staff's equity line accommodation set forth in Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. The proposed transaction does not satisfy all of the conditions of the aforementioned accommodation. Specifically, we note that the transaction does not satisfy the condition that there is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system. In this regard, we note the registrant's securities trade on the OTC Pink marketplace maintained by OTC Markets Group, which is not a nationally recognized securities exchange or alternative trading system.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Richie at 202-551-2365 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services